August 4, 2025

J. Michael McGillis
Chief Financial Officer
Claros Mortgage Trust, Inc.
60 Columbus Circle, 20th Floor
New York, NY 10023

       Re: Claros Mortgage Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Form 10-Q for the quarterly period ended March 31, 2025 File No. 001-40993
Dear J. Michael McGillis:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2025
Note 15. Segment Reporting, page 29

1. We note your calculation of Distributable Loss for your loan and REO portfolios, as well as your reconciliation to Net loss. Please tell us whether operating expenses represents a significant segment expense determined in accordance with ASC 280-10-
       50-26A or if it represents "other segment items" in accordance with ASC 280-10-50-
       26B. If the amount represents other segment items, please tell us how you complied with the guidance in ASC 280-10-50-26B, including disclosure of a qualitative description of the composition of other segment items.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 4, 2025
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction